As filed with the Securities and Exchange Commission on December 13, 2000 Registration No. 333-47404

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM SB-2/A
                                 AMENDMENT NO. 2


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               AutoFund Servicing,  Inc.
                 (Name of small business issuer in its charter)

        Nevada                         0000                       88-0465858
(State or other jurisdiction of   (Primary Standard Industrial  (I.R.S. Employer
 incorporation or Organization)    Classification Code Number)   Identification Number)


3201 Cherry Dr., Suite 314-San Antonio, TX  78230         (210) 979-0840
(Address of principal executive offices)                  Telephone Number

                          Nevada Legal Forms & Books, Inc.
                 3020 W. Charleston Blvd., Las Vegas, NV 89102
             (Name, address and phone number for agent for service)

                                   Copies to:
                          Orsini & Rose Law Firm, P.A.
                               3800 Central Avenue
                            St. Petersburg, FL 33731

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [x]


                                          CALCULATION OF REGISTRATION FEE
------------------------  ----------------- ------------------ ------------------- ------------------
Title of each class of    Amount to be      Proposed maximum   Proposed maximum    Registration Fee
securities to be          registered        offering price     aggregate offering
registered                                  per share(1)       price(1)

PREFERRED STOCK          1,000,000 shares    $1.644            $1,644,000          $434.02
------------------------ ----------------- ------------------ ------------------- ------------------

Note (1) Estimated solely for calculating the registration fee.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.





                                   PROSPECTUS

AutoFund Servicing, Inc. ("AutoFund") whose principal place of business is located at 3201 Cherry Ridge Drive, Suite 314, San Antonio, Texas 78230 is a third party collection and recovery services provider to auto loan companies, banks, buy here pay here companies and auto finance companies who have bad debt accounts. The accounts have, for the most part, been written off or charged off and the debt is still owed by a customer whose vehicle has been repossessed.
AutoFund aggressively seeks accounts from these companies to process for recovery.

The company also provides transactional data warehousing for its clients on a local area network software application licensed on a long-term agreement.
References to the data are intended to mean file information specific to the transaction that creates a loan or account with the company or its clients.
Investor/client reports are generated from the archives maintained by the company. Ostensibly all accounts are in delinquent status and considered deficiency balance receivables. The accounts are termed deficiency accounts because the balance owed is the portion left owing after the account has gone bad, the collateral disposed of without producing funds sufficient to pay off the entire balance. A physical file as well as electronic documentation represents the accounts. Any reference to accounts also refers to the credit information of the borrower and all information used to create the indebtedness.
The company also purchases portfolios, at pennies on the dollar, from companies that wish to liquidate certain delinquent accounts from their portfolio.





                            AUTOFUND SERVICING, INC.
               1,000,000 shares of 10% Convertible Preferred Stock

                                $ 1.644 per share

AutoFund Servicing, Inc.                                      We are in the collection service business of
3201 Cherry Ridge Drive                                       acquiring, servicing and collecting
San Antonio, Tx. 78230                                        sub-prime automobile finance paper
                                                              with deficiency balances, charged off
                                                              balances, performing and non-performing
The Offering                                                  contracts.
                        Per Share        Total                Each share is convertible
                        ---------        -----                into three shares
                                                              of common and
Public price......      $1.644          $1,644,000            yields a 10% per annum
Selling                                                       stock dividend for three years.
Fees......              $0.219          $  219,000

AutoFund
Servicing, Inc.         $1.425          $1,425,000            The offering price may not
                                                              reflect the market price of our
                                                              shares after the offering.





This investment involves Risk, and you should read the "Risk Factors" to consider on page 12.




Neither the Securities and Exchange Commission nor any State Regulatory Body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                               September 29, 2000

                                September 15,2000

                                The Registration

         This Registration Statement and Prospectus is being filed on Form SB-2 of the 1933 Securities Act. Prior to this filing, none of the securities have been publicly traded as no public market has existed. On July 11, 2000, The Company authorized a capitalization of 50,000,000 common shares, par value $0.001 and 1,000,000 preferred shares, par value $0.001. On July 25,2000, the Board of Directors of the Corporation passed a resolution to accept an agreement for the exchange of common stock between AutoFund Servicing, Inc., a Nevada corporation and AutoFund, Inc. a Texas Corporation. The Board of directors also authorized the Transfer Agent to issue to share holders of the Texas Corporation 18,000,000 shares of the common stock of AutoFund Servicing, Inc., a Nevada corporation, $0.001 par value from its treasury so the amount of shares then issued would be equal to 90% of the combined total of 20,000,000 outstanding shares, in exchange for 100% of the issued and outstanding shares of AutoFund, Inc., a Texas corporation, such that AutoFund, Inc.(Texas), shall become a wholly owned subsidiary of AutoFund Servicing, Inc., a Nevada corporation.

                                TABLE OF CONTENTS


Prospectus Summary ......................................................   4

The Offering ............................................................   4

Use of Proceeds .........................................................   4

Determination of Offering Price .........................................   5

Description of Convertible Preferred Stock ..............................   5

Plan of distribution ....................................................   6

Price Range of Price of Stock ...........................................   7

Dividend Policy .........................................................   7

Corporate Overview ......................................................   8

Capitalization ..........................................................  11

Risk Factors ............................................................  12

Disclosure Regarding Forward Looking Statements .........................  13

Management ..............................................................  27

Management's discussion and Analysis and Plan of Operations .............  30

Selected Financial Information ..........................................  38-60

Legal Matters ...........................................................  61

Experts .................................................................  61

                               PROSPECTUS SUMMARY

         Before investing, you should read this prospectus summary together with the entire prospectus, including the more detailed information in our financial statements and accompanying notes appearing elsewhere in this prospectus. Unless otherwise indicated, all information contained in this prospectus relating to our shares of common and preferred stock is based upon information as of July 25, 2000
         This is an offer to sell 1,000,000 shares of the 10% convertible preferred stock of AutoFund Servicing, Inc. ( A Nevada Corporation). Each share is convertible into a total of three shares of common. The preferred stock offering price is $ 1.644 per share and yields a 10% per annum dividend paid in common stock at the market upon conversion.




                                  THE OFFERING



The net proceeds to be received by AutoFund from the sale of 1,000,000 Preferred Shares offered by the company is approximately $1,425,000 after deducting approximately $219,000 in offering expenses to be paid by the company. The company believes that the net proceeds of this offering will be sufficient to fund its plan of operation. Operation plans include but are not limited to expansion of its current client network as well as the purchase and acquisition of products, businesses and existing technologies that compliment and enhance the companies position in the core business of the company.

                         Determination of Offering Price

         The Board of Directors determined the public offering price of the preferred by adding the debt to be retired, plus the offering fees and operating capital and dividing by the shares offered.


Offering Fees                       $   219,000
Operating capital                   $1 ,425,000
                                    -----------

                            Total   $ 1,644,000

                                    $ 1,644,000
                                    -----------
Shares offered                        1,000,000  =$1.644 per share


                   Description of Convertible Preferred Stock

         This is a three year convertible preferred stock offering. One preferred share is convertible into three shares of the Company's common stock at any time during the three year period at the option of the shareholder. The conversion is automatic on the third year record date if not converted earlier by the shareholder.
         The preferred shares yield a 10% per annum dividend, which is paid in common shares at the market upon conversion.
         The 10% annual common stock dividend is determined by multiplying the preferred share offering price ($1.644) by a factor of ten ($16.44) and dividing it by the market price per share. This will determine the number of common shares to the shareholder upon conversion.
         The Charter authorizes the issuance of 1,000,000 shares of Preferred Stock, par value $0.001per share ("Preferred Stock"). No other series of Preferred Stock has been authorized or issued. The Preferred Stock will rank senior to the Common stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company without the consent of any holder of Preferred Stock.
          While any shares of Preferred stock are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company. However, the Company may increase the authorized number of shares of Preferred Stock or issue a series of Preferred Stock ranking junior to or on a parity with the Preferred stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up of the Company without the consent of any holder of Preferred Stock.

                              Plan of Distribution

     The company may sell Securities through underwriters or dealers, through agents or through a combination of any such methods of sale. The Prospectus with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers, or agents, the initial public offering price, any underwriting discounts and other items constituting underwriters compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Securities may be listed.
     Securities may be sold directly by the Company through agents by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer of sale of the securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus relating thereto. Unless otherwise indicated in the Prospectus, any agent will be acting on a best effort basis for the period of its appointment.
     In connection with the sale of securities, underwriters of agents receive compensation from the Company or from purchasers of Securities, for whom they act as agents, in the form of discounts, concessions of commissions.
Underwriters may sell securities to or through dealer and such dealers may receive compensation in the form of discounts, concessions or commissions they receive from the Company and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described in the applicable Prospectus. Unless otherwise set forth in the Prospectus relating thereto, the obligations of the underwriters will be obligated to purchase all the Securities if any are purchased. The initial public offering price and any discounts of concessions allowed or reallowed or paid to dealers may be changed from time to time.
     Unless otherwise specified in the related Prospectus, each series of Securities will be a new issue with no established trading market, other than the Preferred stock, which is to be traded on the NASDAQ Bulletin Board. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be approved for trading, upon notice of issuance, on the NASDAQ. The Company may elect to list any series of Debt Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of or the trading market for, the Securities.
      Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.
     Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.
     In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption form the registration or qualification requirement is available and complied with.

Price Range of Class of Stock

Our common or preferred stock is not presently quoted on any NASDAQ market.


Dividend Policy

To date, we have not paid any cash dividends on our common stock. We currently intend to retain all of our future earnings for use in our business, and therefore, do not expect to pay dividends in the near future.

                               Corporate Overview



James D. Haggard is the President and Chief Executive Officer of AutoFund Servicing, Inc. ("AutoFund") a Nevada corporation. He is also the President of AutoFund, Inc. ("AFI") a Texas corporation formed in August 1997. AFI recognized an opportunity to bid for the purchase of a group of loans being sold at auction by the Delaware Bankruptcy Trustee on behalf of the creditors of Reliance Acceptance Corporation. While the 1998 bid for this portfolio of loans was ultimately unsuccessful the company ultimately forged a business relationship and recovery agreement with the post-bankruptcy surviving management of Reliance Acceptance Corporation. The agreement allowed AFI to perform collection, recovery and servicing duties for Reliance Acceptance Corporation under a portfolio servicing agreement. During the time that AFI performed its duties, it grew from to a work force of 40 employees who managed the recovery efforts on approximately 16,000 individual accounts. The employees of the company are not represented by a union or organized under a collective bargaining agreement.

In September 1998 Mr. Haggard formed AutoFund Servicing, Inc. ("AutoFund") for the specific purpose of expanding the core business of AFI and to explore acquisition opportunities resident in the marketplace. Mr. Haggard is currently the sole shareholder of AutoFund. The formation of AutoFund and its merger with AFI created the company as it is today. The management and staff of the company are poised to accept the challenges of future expansion.

AutoFund is currently registered as an "S Corporation" but it is the opinion of management that that election should be amended during the fiscal year 2000. Future discussions include establishing a common stock employee distribution plan and profit sharing incentive for certain key officers and employees of the company.

AutoFund maintains its corporate office at 3201 Cherry Ridge Drive Suite 314 San Antonio, Texas 78230. This is the only office of the company and as such its entire business strategy is deployed from this location. Operations consist mainly of the performance of the following efforts; capitalization, corporate banking, corporate accounting, financial auditing, legal compliance, human resource functions, employee training, client custodial services, client data base maintenance, and financial reporting to clients and governmental agencies. The facility is a contiguous space on one floor that is adjacent to vacant space to accommodate future expansion. From the facility, all activities of the company are performed on-site and include coordination of third party services such as repossession assignment, vehicle recovery, vehicle transportation, auction disposal, insurance product administrative activities, borrower litigation and compliance to all pertinent State Laws and Federal Statutes.

AutoFund manages loan portfolios that are geographically diverse and is subject to numerous State and Federal laws in each jurisdiction including but not limited to; Federal Truth in Lending Act, Federal Equal Opportunity Act, Federal Fair Debt Collection Practices Act and the Federal Trade Commission Act. Other requirements mandated by law are licensing, qualification and regulation that govern maximum finance charges, collection and recovery practices, selling and administration of ancillary elective and lender imposed insurance products, investigation and skip tracing efforts with regards to borrowers and the location, recovery and disposal of collateral through repossession and auction procedures.

The company has employed experienced personnel with experience in multi-state lending and recovery environments. Periodic training and testing insure that regulations and industry practices are adhered to. Competent legal representation advises on all matters regarding policies, procedures and compliance.

                           Business of the Corporation

AutoFund is a third party collection and recovery services provider to investors, auto loan companies, banks, buy-here-pay here companies and auto finance related companies who have bad debt accounts. The debt is referred to, as 'deficiency' or 'charged-off' as it is the determination of the holder of these accounts that the account is not collectible by normal methods. The accounts, for the most part, have been written off or charged off and the debt is still owed by a customer whose vehicle has been repossessed. Because the bulk of the accounts are no longer secured by collateral, normal recovery efforts are not effective. The company also performs services for other finance related industries such as credit card issuers.

AutoFund aggressively seeks accounts from these companies to process for recovery. The company also provides transactional data warehousing for its clients on a local area network software application licensed on a long-term agreement. Ostensibly all accounts under agreements are delinquent and
considered   deficiency   balance   receivables.   The  company  also  purchases
portfolios, at pennies on the dollar, from companies that wish to liquidate certain delinquent accounts from their portfolio.

The company generated 100% of its 1999 revenue from an agreement with Reliance Acceptance Corporation and its warehouse lender Bank of America that initially called for AutoFund to recover delinquent debt from 16,000 borrowers on a contingency plus expenses agreement that compensated AutoFund at a rate of 29% of the recovery amount plus expenses. The company and its client renegotiated this agreement in February 2000 to a 29% contingency on secured accounts (those with collateral still in the possession of the borrower) and a 45% contingency on accounts with no collateral that were referred to as deficiency balance receivables.

To date the company has generated gross revenues of $6,000,000 for this client over the preceding 18-month period. This performance is a direct result of the dedication shown by the company's seasoned staff and the direction, leadership and comprehensive management techniques and practices.

Early in 2000 the company negotiated an agreement to collect deficiency balance receivables on a group of credit card accounts. This agreement produced approximately 9% of the company's income through second quarter 2000. This agreement compensates the company on a contingency basis at a rate of 50% plus reimbursement for related expenses.

In June 2000 AutoFund negotiated an agreement with All American Acceptance Corporation ("All American") to collect debt from a portfolio of approximately 15,500 accounts representing $86,000,000 in remaining principal balance. This agreement is a 50% contingency agreement where AutoFund retains 50% of the collected amount on all recoveries. This agreement also gives AutoFund the option at its sole discretion to purchase, at any time, the portfolio of loans for the sum of $1,395,000 or $0.01622 on the dollar.

The company is debt free and has, through this date, been capitalized through cash flow and capital contributions by its founder. The capital contributions by its founder are categorized as long term debt and as such are to be repaid over time. It is not the plan of the company to repay these contributions with funds received from this offering.

The company occupies 21,000 square feet of leased space on a three-year term at a rate consistent with local rates for office space. The company has negotiated options to expand its current lease holdings and extend its leases for two additional terms of three years each at a cost reflecting current rates.

The vast market segment served by AutoFund and other collection and servicing companies is a specialized market niche requiring defined focus and an aggressive approach to exact performance. There are many instances reported in major publications such as the Wall Street Journal that detail the failures of companies attempting to collect their own bad debts. The inability or unwillingness of companies to address their seriously delinquent accounts provides opportunity for AutoFund and companies in the collection and recovery business.

Many consumer finance companies turn to a third party provider such as AutoFund in an effort to streamline their operations and reduce overhead. By contracting with outside providers these companies utilize economies of scale and allow their infrastructure to return their focus to profit opportunities.



                            AUTOFUND SERVICING, INC.
                                 CAPITALIZATION
                                  JULY 31, 2000






                                                                                                           PREFERRED
                                                         HISTORICAL       STOCK      PRO FORMA        STOCK         PRO FORMA
                                                                        OFFERING      ADJUSTED      CONVERSION      ADJUSTED
                                                                        --------      --------      ----------      --------

SHORT TERM DEBT (NONE)                                            0                         0                             0
LONG TERM DEBT (NONE)                                             0                         0                             0
SHAREHOLDERS' EQUITY
          PREFERRED SHARES - 1,000,000
          SHARES AUTHORIZED, 0.001 PAR VALUE
          NO SHARES ISSUED AND OUTSTANDING                        0            0            0

          COMMON SHARES  - 50,000,000
          SHARES AUTHORIZED, 20,000,000
          SHARES ISSUED AND OUTSTANDING
          32,000,000 SHARES AVAILABLE                            10       0.0005       0.0005               0         0.005

ADDITIONAL PAID IN CAPITAL                                        0

RETAINED EARNINGS                                               215       0.0108       0.0108               0        0.0108
                                                                ---       ------       ------               -        ------

             TOTAL SHAREHOLDERS' EQUITY                         225       0.0113       0.0113               0        0.0113
                                                                ---       ------       ------               -        ------

TOTAL CAPITILIZATION
(1) HISTORICAL FUGIURES REFLECT THE FACT THAT COMPANY HAS NO DEBT
(2) PREFERRED SHARES HAVE NO CONVERSION FEATURE INTO COMMON SHARES

                                  RISK FACTORS


THE SECURITIES BEING OFFERED HEREIN ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. BEFORE MAKING AN INVESTMENT IN THE COMPANY, PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL ATTENTION TO THE FOLLOWING RISK FACTORS INHERENT IN AND AFFECTING THE BUSINESS OF THE COMPANY.

-        The  company  was  formed  on  March  7,  1997  and  acquired  AutoFund
         Servicing, Inc. on July 25, 2000. This factor in itself is not indicative of substantial risk except that the company is to be considered a development stage company.
- Minimal historical data: With just over two years of operating history and relatively low earnings, future profitability is uncertain.
- Dependence on select customers: The company generated 100% of 1999 revenue from collection efforts for one client. While the company has a long-term agreement with this client there is no guarantee that the client will remain loyal to the company. The company had 3 clients in 2000.
- Shareholders rights: Shareholders have no right to take part in the management of the company except through the exercise of voting rights on certain specified matters. The Board of Directors of the company is responsible for managing the company. The future success of the company and the implementation of its growth strategy are substantially dependent on the active participation of its president, Mr. James D. Haggard. The loss of services provided by this individual could have a material adverse effect on the company.
- Federal and State Laws: Government intervention on regulations and new law enactment's that could interfere with activities of the company. There have long been consumer and advocate motions that would have the Federal and State governments generate new legislation and enact new laws that could change the methods of borrower locating , skip tracing, reference interview and collateral disposal. New laws may require a court order where one is not now required.
- Product Liability: There is a growing trend for litigants to sue all parties remotely involved in a transaction. As an example: A borrower may assert that the automobile dealer from whom they bought and financed the vehicle discriminated against them and named, in an action, the bank or finance company (AutoFund clients) as well as AutoFund claiming that damage was done to their personal credit rating and mental anguish was suffered as a result of the purchase. The company would be burdened with the additional debt of defense. While the company specifically seeks indemnification from these actions in its agreements with clients, there is no guarantee that the client will, in fact, provide such indemnification.
- Competition and the relative ease with which new competitors can enter the market place. As the industry shows signs of success there is the potential for new companies forming to take advantage of that opportunity. The availability of dedicated employees may tend to decrease and the compensation levels to keep key employees may tend to increase.

                 Disclosure Regarding Forward Looking Statements

This  Prospectus  includes  forward  looking  statements  within the  meaning of
Section 27A the Securities Act of 1933, as amended, and Section 12E of the Securities Exchange Act of 1934, as amended. Although the company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved.

The financial position of AFS was a key consideration in determining value. Following are financial highlights of AFS.

                               FINANCIAL ANALYSIS

         o Historical sales were $968,000 in the fiscal year just completed.
         o Sales for the base year are estimated to be $2,600,000. This estimate is supported by 6 months interim sales of $1,267,000
         o Sales are projected to grow at an average of 44.0% per year over the next five years to $16,000,000.



                                [GRAPH OMITTED]




             Base Year             Pro Forma Years            %Growth

Profitability Trends

         o        EBIT for fiscal 1999 was $81,000, which was 8.4% of sales.

         o EBFF for the base year 2000 is expected to be $968,000, which is 37.2% of expected sales.

         o Over the next five years EBIT is expected to increase relative to sales.

                                 [GRAPH OMITTED]

                       BASE YEAR PRO FORMA YEARS %OF SALES
                       *Earnings before interest and taxes

                           Adjusted Income Statements

AFS' historical income statements have been adjusted to present the business as if it had been managed to maximize profitability. Since privately owned companies tend to keep reported profits and resulting taxes as low as possible, adjusting the financial statements is an important element to understanding the true earning capacity of the business. This allows for meaningful comparisons with other investment opportunities.


Schedule 1 shows the adjustments made to AFS' historical income statements.




                            AutoFund Servicing, Inc.
   Historical Income Statements with Adjustments Details for the Fiscal Years ended December 31 ($000) and the Six Months Ended June 30, 2000

Schedule I                                         1999                      June 30, 2000
                                   Note PerBooks     Adj.     Revised   PerBooks      Adj.   Revised


Revenue                                 968          -        968          1,267      -         1,267

Operating Expenses

Collection Expenses                     10           -        10        2             -          2
Employee Benefits                       36           -        36        (2)           -         (2)
Postage                                 11           -        11        8             -          8
Telephone Expense                       51           -        51        53            -         53
Computer Expense                        13           -        13        12            -         12
Conference & Meetings                   5            -        5         2             -          2
Contract Labor                          4            -        4         5             -          5
Employee Expenses                       2            -        2         2             -          2
Insurance                               12           -        12        28            -         28
Leased Equipment                        5            -        5         2             -          2
Meals & Entertainment           (1)     4            (3)      1         2             -          2
Office Expenses                         15           -        15        69            -         69
Professional Fees               (2)     26           -        26        19            (19)       0
Rent                                    56           -        57        41            -         41
Travel                                  6            -        6         7             -          7
Vehicle Expense                 (3)     3            (2)      1         2             -          2
Wages & Salaries                        575          -        575       445           -        445
Payroll Taxes                           45           -        45        21            -         21
Other                                   15           -        15        39            -         39
Temp Staff                              0            -        0         78            -         78
Loan Reports                            0            -        0         3             -          3
Reimbursable Expenses                   (28)         -        (28)      42            -         42
Depreciation                            25           -        25        8             -          8

Total Operating Expense                 892          (5)      887       888           (19)     869

Other Expense                           0            -        0         0             -        0

EBIT                                    76           5        81        379           19       398

Interest                                0            -        0         0             -        0

Pretax Income                           76           5        81        379           19       398




                   Notes and Adjustment Details to Schedule 1

                                                                    1999 Interim
                                                                    ------------
Operating Expenses

     (1)  Meals & Entertainment
             Recast Owner Discretionary Expense                   (3)       -

     (2)  Professional Fees
             Recast Geneva Fee                                     -      (19)

     (3)  Vehicle Expense
             Recast Owner Discretionary Expense                   (2)       -

Adjusted Income Statement, Common-sized

Once the historical income statements have been adjusted to reflect the true earnings history of the Company, it is possible to analyze the statements over time.

The following schedule shows the adjusted income statements (from Schedule 1) for each historical year.
                            AutoFund Servicing, Inc.
     Adjusted and common-sized Income Statements for the Fiscal Years ended
           December 31 ($000) and the Six Months Ended June 30, 2000




Schedule 2
                                   1999                               6/30/00
                                   ---------------------------------------------
                                   Revised     % of Sales   Revised   % of Sales
Revenue                            968         100.0%       1,267     100.0%
Operating Expenses                 887          91.6%         869      68.6%
Operating Income (Loss)             82           8.4%         398      31.4%
EBIT                                81           8.4%         398      31.4%
Pretax Profits                      81           8.4%         398      31.4%

                           Pro Forma Income Statements

Using the adjusted historical statements as the starting point, we developed the following pro forma income statements to indicate the revenue and profit potential of AFS. In developing the pro formas, we considered that they must be credible to potential buyers. Aggressive growth projections, when not well supported, are perceived to be of high risk and will affect the buyer's opinion of value. Well-supported projections, on the other hand, are considered lower in risk and more acceptable to buyers.

In Schedule 3 we further adjusted the statements presented in Schedule 2 to remove depreciation and amortization from cost of goods sold and operating expenses. These items were left in Schedule 2, as depreciation and amortization are required for a meaningful ratio comparison to other industry companies. However, we find that most buyers prefer seeing depreciation and amortization removed from cost of goods sold and operating expenses, and shown separately so the relationship to capital expenditures is obvious. Therefore depreciation and amortization have been moved in Schedule 3 to separate lines just before the Operating Income (Loss) subtotal.




                            AutoFund Servicing, Inc.
           Revised and Proforma Income Statements for the Fiscal Years
         ended December 31 ($000) and the Six Months Ended June 30, 2000

                                   Schedule 3

                                   Revised                                                  Pro Forma
                                     6 Months         Est.
                                 ---------------------------------------------
                              1999       6/30/00     2000       2001       2002        2003      2004       2005
                              ----       -------     ----       ----       ----        ----      ----       ------

Revenue                       968        1,267       2,600      4,700      7,100       9,900     12,900     16,100
    % Growth                                         168.6%     80.8%      51.1%       39.4%     30.3%      24.8%
   Operating Expenses         862        861         1,560      2,829      4,260       5,920     7,740      9,660
    % of Sales                89.0%      68.0%       60.0%      60.0%      60.0%       60.05     60.0%      60.0%
   Depreciation               25         8           72         99         124         91        107        109
Operating Income(Loss)        81         398         968        1,781      2,716       3,869     5,305      6,331
    % of Sales                8.4%       31.4%       37.2%      37.9%      38.3%       39.1%     39.2%      39.3%
EBIT                          81         398         968        1,781      2,716       3,869     5,053      6,331
    % of Sales                8.4%       31.4%       37.2%      37.9%      38.35       39.15     39.2%      39.3%
   Interest Expense           0          0           0          0          0           0         0          0
Pretax Profits                81         398         968        1,781      2,716       3,869     5,053      6,331
    % of Sales                8.4%       31.4%       37.2%      37.9%      38.3%       39.1%     32.2%      39.3%
   Taxes                      16                     329        606        923         1,315     1,718      2,153
Net Income                    65                     639        1,175      1,793       2,554     3,335      4,178
    % of Sales                6.7%                   24.6%      25.0%      25.3%%      25.8%     25.9%      26.0%
EBITDA                        106        406         1,040      1,880      2,840       3,960     5,160      6,440
    % of Sales                11.0%      32.0%       40.0%      40.0%      40.0%       40.0%     40.0%      40.0%



ANALYSIS OF INCOME STATEMENTS

The assumptions that form the basis for the pro forma income statements, and our analysis of the historical statements which underlies those assumptions follow.


Sales

In the first year of operations, sales totaled $968,000 from the servicing of the Reliant Acceptance Corp/Bank of America (RAC) portfolio. During the interim period ending June 30,2000, sales totaled over $1.26 million. During the first half of 2000 the Company continued to grow its infrastructure and service its existing portfolio. The Company renegotiated its contract with RAC in 2000 to increase its collection retention from 29% to an average of 37%. AFS also added a $3 million portfolio of credit card debt in February 2000. The Company began servicing an $86 million dollar portfolio in June on which the AFS receives a 50% retention. Based on these factors, sales are expected to grow 168.6% to $2.6 million during the base year 2000. Management expects sales to increase between 24.8% and 51.1% annually during the remainder of the pro forma period based upon the Company continuing to build infrastructure and obtain new portfolios.


Operating Expenses

Operating expenses were 89% of sales in 1999, based on a 29% retention on collections for RAC. Since this contract was renegotiated in 2000, to an average of 37% retention, operating expenses dropped to 68% of sales for the interim period ending June 30, 2000. Management expects operating expenses to be 60% of sales in the base year and throughout the pro forma period. This decrease (as a percentage of sales) in operating expenses is due to higher margins created by increased retention rates on recent contracts.

Management Compensation

Management estimates that one replacement manager to be paid $200,000 annually will be adequate to fulfill the duties and functions of the current owner. The owner is currently receiving this salary for year 2000. In 1999 the owner received $75,000 in salary. Due to the start-up nature of the Company1 the difference between this salary and the estimated fair market salary was not recast.


Special Recasting

Management perquisite recasts totaling $5,000 in 1999 include owner travel and entertainment and auto expenses.


Non-recurring recasts include $19,000 in 1999 for a consulting fee.

Depreciation and Capital Expenditures

Depreciation on existing fixed assets was calculated using the straight-line method over the estimated useful lives of the assets. The following shows the Company's fixed asset base and associated pro forma depreciation expense ($000):


                             Recast Net      Estimated
                             Book Value      Remaining Depreciation
Fixed Assets                 12/31/99        Depreciable Life           Per Year
------------                 --------        ----------------           --------
Operational Equipment        181                     3                       60


To provide for future growth, we have provided for capital expenditures during the pro forma period. Depreciation on fixed assets acquired during the pro forma period is included using the half-year convention. Full-year depreciation for the additional capital expenditures is calculated on the following table ($000):

                                    Capital         Depreciable       Annual
Year      Description               Expenditure         Life       Depreciation
-------------------------------------------------------------------------------
2000      Operational Equipment     100                 4                25
2001      Operational Equipment     103                 4                26
2002      Operational Equipment     106                 4                27
2003      Operational Equipment     109                 4                27
2004      Operational Equipment     113                 4                28
2005      Operational Equipment     116                 4                29




Taxes

Income taxes were calculated using the current combined federal and state income tax rates.




    Balance Sheets

         We have adjusted the most recent fiscal year-end balance sheet to reflect the operating assets and liabilities of the Company that would be accounted for in a sale. We then developed pro forma balance sheets to determine the future requirements for working capital.




                            Auto Fund Servicing Inc.
            Balance Sheets for Fiscal Years ended December 31 ($000)

                                   Schedule 4
-------------------------------------------------------------------------------------------------------------------------------
                                 FY      Adjust-   Revised        Est  2000                          Pro Forma             2005
                                 1999    ments     1999                       2001       2002        2003         2004

Assets
Current Assets
  Cash (and cash equivalents)    17      0          17            31          44         55          66           76       86
  Accounts Receivable            1       0          1             299         541        817         1139         1484     1853
  Prepaid Expenses               0       0          0             8           14         21          30           39       48
  Deposits                       3       0          3             8           14         21          30           39       48
                                 -       -          -             -           --         --          --           --       --
Total Current Assets             21      0          21            346         613        914         1265         1638     2035
Non-current Assets
 Fixed Assets-Net                181     0          181           209         213        195         213          219      226
Total non-current assets         181     0          181           209         213        195         213          219      226
Total Assets                     202     0          202           555         826        1109        1478         1857     2261
------------                     ---     -          ---           ---         ---        ----        ----         ----     ----
Liabilities & Equities
Current Liabilities
Accounts Payable                 5       0          5             78          141        213         297          387      483
Advances, Accrued Expenses       16      0          16            26          47         71          99           129      161
                                 --      -          --            --          --         --          --           ---      ---
Total Current Liabilities        21      0          21            104         18         284         396          516      644
Non-current liabilities
Long-term debt                   36      (36)       0             0           0          0           0            0        0
Shareholder Loans                59      (59)       0             0           0          0           0            0        0
Deferred Income Taxes            18      (18)       0             0           0          0           0            0        0
                                 --      ----       -             -           -          -           -            -        -
Total Non-current Liabilities                       0             0           0          0           0            0        0
                                                    -             -           -          -           -            -        -
                                 113     (113)
Total Liabilities                134     (113)      21            104         188        284         396          516      644
                                 ---     -----      --            ---         ---        ---         ---          ---      ---
Stockholders' Equity             68      113        181           451         638        825         1082         1341     1617
                                 --      ---        ---           ---         ---        ---         ----         ----     ----
Total Liabilities & Equity       202     0          202           555         826        1109        1478         1857     2261
                                 ---     -          ---           ---         ---        ----        ----         ----     ----
-------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                   Notes and Adjustment Details to Schedule 4
--------------------------------------------------------------------------------

(1)      Long term debt
         Eliminate debt as this is a predebt analysis                     (36)

(2)      Shareholder Loans
         Recast Shareholder Loans                                         (59)

(3)      Deferred Income Taxes
         Eliminate deferred taxes (and recast to equity)                  (18)

Analysis of Balance Sheets

         Cash

Cash is projected to increase incrementally, relative to sales growth, to support working capital requirements.

         Accounts Receivable

Accounts Receivable were 42 days outstanding during the interim period and are projected at 42 days throughout the pro forma period.

         Prepaid Expenses

         Prepaid expenses were 0.3% of sales during the interim period and are projected at 0.3% of sales throughout the pro forma period.

         Accounts Payable

         Accounts Payable were 3.0% of sales during the interim period and are projected at 3.0% of sales throughout the pro forma period.

         Fixed Assets

         The recast net book value of fixed assets at December 31, 1999 was $181,000. The net book value of $181,000 approximates the fair market value of the assets as estimated by management. Management estimated these values considering the age, usefulness and condition of the assets.

         Capital Expenditures

         Capital expenditures totaled $206,000 in 1999 for software and purchase of office and operational equipment. To support growth projections, annual capital expenditures are estimated at $50,000 in the base year and are expected to increase 3% annually to account for inflationary factors during the pro forma period.
         The fixed asset balances on the Pro Forma Balance Sheets for each year are the net of the balance for the prior year plus pro forma capital expenditures for the current year less pro forma depreciation expense.

         Stockholders' Equity

         The net difference between the projected growth of the total assets and total liabilities of the Company during the pro forma period results in the increase to stockholders' equity. Each year's stockholders' equity is calculated as follows: the current year's net income (Income Statements - Schedule 3) is added to the previous year's stockholders' equity. The current year's net cash flows are then deducted, resulting in the current year's stockholders' equity. Net cash flows (Pro forma Cash Flow Statements- Schedule 5) are not reflected in equity, as they are assumed to be paid out to the owners of the Company as dividends. As a result, stockholders' equity increases only slightly each year, as net cash flows are not retained in the Company.





Statement of Cash Flows

         Schedule 5 presents the cash flows resulting from the adjustments and projections made in the preceding schedules.


                            Auto Fund Servicing, Inc.
        Statement of Cash Flows for Fiscal Years ended December 31 ($000)
Schedule 5


        Change in Other Current Assets          -5      -6      -7      -9      -9      -9
        Change in Accounts Payable              73      63      72      84      90      96
        Change in accrued Expenses              10      21      24      28      30      32
                                               ---    ----    ----    ----    ----    ----
Total Cash Flow from Operations                798    1697    2635    3721    4907    6171

Cash Flow from Investing
        Capital Expenditures                  -100    -103    -106    -109    -113    -116
Total cash Flow from Investing                -100    -103    -106    -109    -113    -116
                                              ----    ----    ----    ----    ----    ----

Pre-tax Cash Flow                              698    1594    2529    3612    4794    6055
        Less Income Tax                        329     606     923    1315    1718    2153
        Less Financing Tax Benefit               0       0       0       0       0       0
                                              ----    ----    ----    ----    ----    ----

Predebt, Aftertax (Free) Cash Flow             369     988    1606    2297    3076    3902


                           Management



James Haggard        51       President / Chief Executive Officer
John Polgar          50       Executive Vice President / Chief Operating Officer
Edward Aleman        29       Vice President / Operations Director
Kathie Bewley        47       Human Resources Director
Daniel Masterson     42       Vice President / Marketing Director
Rick Allen           47       Collections Director
Wendill Blair        60       Corporate Assets Director
James Tankersley     53       Information Systems Manager
Robert Bernholtz     55       Collection Manager
Sharon Canfield      61       Collection Manager


Management Biographies

James Haggard has been involved in the automobile finance related industry for over 20 years. Prior to founding AutoFund Mr. Haggard was employed as Senior Vice President by Reliance Acceptance Corporation, a San Antonio Texas auto finance company that made indirect auto loans to borrowers, through auto dealers throughout the United States. Mr. Haggard was responsible for the development and profitability of 8 branch offices and over 100 employees. Prior to joining Reliance Acceptance Corporation in 1993 he was employed as a Business Development Manager with Mercury Finance Corporation. Mr. Haggard has been involved in all phases of finance company operations from marketing through collections, training, legal, compliance, recovery and management reporting.

John Polgar came to AutoFund in January 1999. His position with AutoFund includes developing strategy, the development of performance review parameters, due diligence and management oversight of all operations. Mr. Polgar formerly held the position of Director of Operations at Reliance Acceptance Corporation where since mid 1994 he was responsible for the operational concerns of 56 regional loan offices and 7 regional collection centers. Reporting directly to the office of the president and the board of directors, Mr. Polgar made recommendations regarding strategy, goal setting, compliance, performance and personnel issues. Prior to joining Reliance Acceptance Corporation, Mr. Polgar held positions of management for over 10 years at consumer finance companies.

Edward Aleman also joined AutoFund in January 1999. Mr. Aleman is currently responsible for day to day operations of the company as well as the oversight of the various department heads involved in the daily collection, recovery and customer interface functions of the company. He is also involved in the sourcing, hiring, training and review of employees directly under his direction. Prior to joining AutoFund Mr. Aleman was a branch manager responsible for all phases of business and reporting at Reliance Acceptance Corporation. He held this position since 1995 and was involved in sales and customer service prior to his employment at Reliance Acceptance Corporation.

Daniel Masterson was hired in January 2000. As the director of marketing he is responsible for establishing contact with potential clients and to investigate physical file attributes of portfolios offered to the company for collections. His duties also include the performance of due diligence and ensure licensing compliance in each state that the company transacts business. Mr. Masterson also assists the information technology and information systems department to facilitate uninterrupted system service. Prior to joining the company Mr. Masterson was, for 2 years, the director of finance for a large import automobile dealership in San Antonio. Mr. Masterson was employed, for 3 years, as marketing director and regional operations manager for Reliance Acceptance Corporation. Immediately prior to this Mr. Masterson was employed in a management capacity in the retail automobile dealership environment for 15 years.


Kathie Bewley is the director of human resources who joined the company in July 1999. Her duties include the administration of company employment policies, health, medical, dental and other insurance programs, maintenance of physical employment files performance reviews and employee handbook creation and distribution. Ms. Bewley also performs accounts payable functions and is responsible for timesheet review. Prior to joining AutoFund Ms. Bewley was a student at the University of Texas at San Antonio where she was on the Dean's List with a GPA of 3.9.

Richard Allen joined AutoFund 7/31/00 in his current role as director of deficiency collections and is responsible for a group of employees whose sole purpose is to effectively negotiate settlement agreements with borrowers within their workbook. Prior to joining AutoFund Mr. Allen spent 6 years with a collection company in San Antonio as a collection manager. His negotiation and interpersonal skills qualify him to manage the core functions of his department. Mr. Allen has a total of 25 years experience in finance company, collection company and bank collection.

Windell Blair brings nearly 30 years of automobile finance related experience to AutoFund. Prior to joining AutoFund in 3/1/99 Mr. Blair was the sole proprietor of a lender services company in San Antonio. His focus on developing profitable programs for lenders to assist in strategy and planning for delinquency resolution is a welcome addition to the management team. With his knowledge and personal experience Mr. Blair is a natural mentor to employees and an asset to the organization.

James Tankersley joined the company in February 2000 as the company information systems manager. His primary responsibility is insuring that the servicing platform is up and running at all times so that the collection personnel are not experiencing any downtime. He also initiates and follows up on changes in the company telecommunication systems and runs back up for daily and month-end business activity. Previously, Jim had held the same position with Reliance Acceptance Corporation for 5 years.

Robert Bernholtz joined the company in February 2000 as a collection manager in the deficiency balance collection department. He is directly responsible for the daily work activity of 7 to 10 collectors. This includes involvement in sourcing, hiring, and training and evaluating individual/group results. Robert brings 20 years of related experience having served collection manager positions with Reliance Acceptance Corporation and ITT Financial Services.

Sharon Canfield joined the company on 1/14/99 as an hourly employee assigned to the deficiency balance collection department based on her hard work, dedication and positive monthly results. She was promoted to her current position as collection manager on 6/1/00. Prior to joining AutoFund Servicing, Inc, she was employed as a collector for 2 1/2 years. She is currently responsible for the training and results of 7 to 10 collectors under her direct supervision.

           Management's Discussion and Analysis and Plan of Operations
           -----------------------------------------------------------

         The business environment in which AFS operates has a considerable impact on value. Buyers will be influenced by the growth prospects for AFS' industry, as well as the competitive and operating risks inherent in the industry. Collection agencies are experiencing multiple conditions that are fueling their business including, deregulation, an increasing trend towards outsourcing and improved technology. As these trends continue and more debt is massed, competitive forces will fuel acquisitions in order for third party collection agencies to gain scale advantages and additional collection markets.

Industry Structure
         With an estimated 6,500 firms, totaling $6.5 billion in annual revenues, the collection services industry is highly fragmented and ripe for consolidation. The following facts support the fragmented structure and the sustainability of the collection industry.

o By year end 1998, the largest collection agency accounted for only 5% of the total industry's revenues and the top 100 agencies combined for just 32% of all industry revenues.(1) Consumer debt is at an all high and growing at a rapid rate. In the last five years, consumer debt has increased from 4.7 trillion to a current level (1999) of $6.0 trillion, a 5% compound annual growth rate (CAGR). (2)


         Illustrated in the chart below, over 60% of delinquent collection revenues are collected by agencies with less than $5 million in annual revenue while 10% of revenues are collected y firms who have between $5-$20 million in revenues and the remaining 30% representing agencies grossing over $20 million annually.


                       Collection Revenues by Agency Size
                       ----------------------------------

                                (Graph Omitted)




                     *Source: Sun Trust Equitable Securities

         The debt collection industry can be divided into four main groups: health care, including hospitals and doctor's offices; retail businesses, including department stores and credit-card companies; utilities; and businesses to business debts. Generally hospitals and credit cards generate more than 50% of the amount of over-due and delinquent debt placements.(3)
------------------------
(1) Kaulkin & Associates
(2) Kaulkin & Associates
(3) "The Kaulkin Report- State of the Industry" Kaulkin & Associates, Inc., December 1999

The clear industry leader in all sub-segments of debt collection is NCO Group. This public consolidator controls five percent of the market share and is the most active acquire in the industry.

o NCO Group has acquired 17 companies between 1994 and 19999 and has grown its revenues from $30.76 million in 1996 to $492.35 million in 1999.(4)
o The company employs 8,800 people serving 11,500 clients in the U.S., Canada, the U.K. and Puerto Rico from 80 call centers.(5)
o In 1998, approximately 32.7% of the company's clients were financial institutions; 10.8% were retailers or commercial entities; 22.7% were healthcare organizations; 17.5% were educational organizations; 6.9% were utilities; 5.0% were government entities; and 4.4% were telecommunications companies.(6)
o Analysis estimate that NCO group will experience a 3-5 year EPS growth rate of 25% on its core services due to the favorable industry conditions that exist.(7)




















--------------------------------------------------------------------------------
(4)  Bloomberg
(5) "NCO Group, Inc." Salomon Smith Barney, June 1999
(6) Ibid
(7) "NCO Group, Inc." Deutsche Banc Alex Brown, June 1999

Industry Growth
                  Growing at near double-digit growth for the last two years, debt collection revenues total $6.5 billion in 1999, up from $5.5 billion in 1997. 8 Consumer debt ultimately drives the debt collection business. Industry experts predict that fearless consumers and a stable economy will push consumer debt to $9 trillion by the year 2007, a 5.7% CAGR.


                                (Graph Omitted)






                               CAGR 92-07 = 6.37%




         The following trends and factors are driving a greater percentage of collection revenues from the grossly increasing sum of consumer debt within the United States.

o The average number of credit cards per U.S. household has been increasing at a 7% CAGR for the last several years, growing from 2.9 cards per household in 1992 to 5 cards per household in 1999.9 Morgan Stanley Dean Witter predicts that by the year 2005, 39% of consumer payment transaction will involve the use of a credit card.(10)

o An increasing trend towards outsourcing dept collection by corporations as a cost savings and revenue generating initiative that avoids the hassles and complexities of debt collection. The Nilson Report estimates that 8% of delinquent accounts were outsourced in 1998, and suggests that this figure could reach 25% by 2005.(11)

o Advances in technology, such as sophisticated telephones and computer and software systems, have allowed for collections agencies to develop cost efficient methods for collecting accounts receivables.(12)

o Regulatory changes have created new outsourcing opportunities in various markets. For instance, the Debt Collection Improvement Act gives collection agencies access to an additional $51.3 billion in nontax delinquencies owed to the federal Government.






------------------------
(8)  Kaulkin & Associates, Inc.
(9)  "Financial Business Services."  Usbancorp Piper Jaffray, October 1999
(10) "Equifax-Value of Information."  Morgan Stanley Dean Witter, July 1999
(11) "Equifax-Value of Information." Morgan Stanely Dean Witter, July 1999
(12) "Outsourced Contract services." SunTrust Equitable Securities, January 1999

Auto Debt Industry

         According to research compiled by SMR Research Corporation, there is $465 billion of automobile debt currently outstanding. SMR expects this level of debt will grow in excess of the rate of inflation for the next 10 years.(14)

         Automotive News cited in their 2000 Market Data Book that the average new-auto loan reached $19,880 and the average used-auto loan was $13,642 in 1999. These figures represent a 10% and 11% increase respectively for new and used auto loans since 1997.(15)

         A robust economy, consumer confidence, relatively low interest rates and controlled pricing is fueling the automotive industry. Coming off a peak year in 1999, North American auto sales are forecast to grow steadily for the next four years, increasing from an estimated 17.8 million units in 2000 to 18.4 million units in 2004.

M&A Activity

         Excluding the rapid growth of the largest agencies, the majority of the debt collection industry is still controlled (approximately 60%) by relatively small agencies. This fragmentation indicates that the consolidation trend for this industry is still in its earlier stages.(17) However, large public consolidators, such as NCO Group, are actively acquiring more market share as increased outsourcing and better collection technologies emerge. These and other factors are compounding competitive forces for agencies to gain economies of scale and broaden collection markets, thus driving a spur of merger and acquisition activity.

Industry Margins

The Company has an operating profit margin that is comparable to the industry average for SIC 7322 - Adjustment and Collections Services. A breakdown of how the Company compares to Robert Morris Associates (RMA) data is listed below:

       -------------------------------------------------------------------
                                  AFS FYE 1999         RMA SIC #7322
                                   Recast              ($500,000-$2MM
                                                           In Revenue)
       -------------------------------------------------------------------
         Operating Profit         8.4%                 8.1%
         Sales to Total Assets    4.8%                 3.1%
       -------------------------------------------------------------------
       Source: RMA






------------------------

(14) "American Collectors Association Sees Continued Growth in Collection Industry Through 2006". American Collectors Association, February 2000
(15) "2000 Market Data Book". Automotive News, May 2000
(17) SunTrust Equitable Securities Research

Market Factors

         The strength of the U. S. economy as a whole will effect the Company. As such, the outlook for the U.S. economy is positive. Market conditions include a healthy economy, low interest rates and favorable financing conditions. As the United States continues to experience economic prosperity, the debt collection industry should continue to grow.

         In addition to the factors driving growth and acquisitions, below are market factors that are shaping and driving this dynamic industry.

o According to the Healthcare Financing Administration, healthcare spending is projected to increase. Average annual increases are expected to reach 6.4% between 1998 and 2007, compared to average increases of 4.5% between 1992 and 1997.(18)
o Lenders and credit grantors have reduced the time they seek assistance after a debt becomes delinquent. The odds of collecting this delinquent debt depreciates approximately 1/2 % each day.(19)
o Debt collection is relatively stable through all economic conditions. During a strong economy, consumers increase their borrowings and lenders take on more risk. Even though defaults are less likely in this period, debts become larger and easier to collect. In an economic downturn, lending may be tighter, however, defaults become more frequent.(20)
o Business bankruptcy filings are coming off a peak and decreasing quite substantially. Given bankruptcy protection negatively impacts debt collection, the reduction in filings is a favorable condition for the industry.(21)
o Currently there are various legislative initiatives before Congress that would make consumer bankruptcy filings more difficult.(22)










------------------------
(18) "Healthcare Recoveries, Inc."  BT Alex Brown, December 1998
(19) Kaulkin & Associates
(20) "NCO" Group, Inc."  Salomon Smith Barney, June 1999
(21) "NCO" Group, Inc." Deutsche Banc Alex, Brown, June 1999
(22) Ibid

Geographic Markets

         The Company services portfolios with charges-off accounts located across the United States. The following graph illustrates the Company's geographic account mix:



                         Accounts as a Percent of Sales
                         ------------------------------

                                (graph omitted)

                                  Northeast 5%

                                 Southwest 15%

                                  Northwest 5%

                                  Midwest 25%

                                   South 50%



Ownership

         The Company is owned entirely by its President, James D Haggard, who manages the daily operations of the business.

Number of Employees

         AFS  employs  a  highly  trained,   non-union  staff  of  59  full-time
employees. The following table lists the departmental/functional breakdown of the Company's staff:
                  ----------------------------------------------------
                     Department/Function           Number of Employees
                     -------------------           -------------------
                   Deficiency Collection                  31
                   Bankruptcies & Cancellations            8
                   Repossession & Disposal                 5
                   Marketing                               2
                   Administration                         13

                                        Total             59
                  ----------------------------------------------------

Facilities

         The Company occupies one building, leased through an unrelated party at a fair market lease rate. The facilities are large enough to support growth through 2002 of the pro forma period and can be expanded when the need arises. The following table summarizes AFS' facilities:

         -----------------------------------------------------------------------
         Location          Date Established    Use       Sq. Footage   Employees
         -----------------------------------------------------------------------
         San Antonio, TX         1999          Offices   8,000           59
         -----------------------------------------------------------------------

Value Enhancers

     FINANCIAL
o    Rising sales: Revenue is expected to increase 168% in the base year 2000.
o Favorably compares to industry ratios: The Company's interim 2000 operating profit at 31.4% of sales exceeds industry averages, as reported in RMA data.
o Backlog of signed contracts: AFS has contracts with three companies to collect on approximately $180 million in charged-off debt.

     OPERATIONAL
o Propriety expertise: The Company has developed a superior method of collecting on charges-off auto debt including obtaining refunds on insurance and warranties.
o Excellent location: The Company's location in San Antonio, Texas provides low overhead costs and availability to a bilingual labor pool.
o Business is easily relocatable: Continuing operation of the Company is not location specific.
o National reach: The Company generated 1999 revenue from charged off accounts distributed across the United States.
o Documented systems and procedures: AFS has developed and documented its collection methods.

     EXTERNAL
o Favorable market trends: Consumer debt is at an all time high and growing at a rapid rate. In the last five years, consumer debt has increased from
     4.7 trillion to a current level (1999) of $6.0 trillion, a 5% compound annual growth rate (CAGR).(23)








------------------------
(23) Kaulkin & Associates, Inc.

                                 MARKETING PLAN
                                 --------------

The Industry

         Tremendous changes have occurred during the past 12 months in the Bad Debt industry. Lenders are selling their charged off debt (estimated at 3 trillion dollars in the United States) more rapidly and for more money than at any time in history. Thee primary focus, currently, is credit card debt. We, however, prefer auto loan charge offs because of our experience. General Electric, Capital One and Integrated Services are three of the largest debt buyers and their focus is on credit card portfolios, not auto portfolios. The industry is moving toward securitization of assets, according to numerous published reports.

Status of Discussions

         Currently we have an opportunity to purchase Joint Venture or service several different sub-prime auto charge off portfolios with a book value of $200+million. We are in the primary negotiation phase to acquire the servicing rights on approximately $25 million of a performing sub-prime auto portfolio.

Timing and Diligence of Bids URGENT!

         Time is of the essence. The faster we can complete our due diligence and negotiate an offer, the better chance we have at purchasing the portfolio at a very attractive price. AFSI will enhance its opportunity to acquire portfolios in a timely and efficient manner. Most portfolios today are placed under a bidding constraint and due diligence is limited until an intermediate price can be established. Upon due diligence it may be determined that a portfolio pricing needs to be renegotiated or restructured to limit or share in the liability.

Approach to Diligence and Valuation

         AFSI requests an electronic file that includes loan level detail for all accounts in the portfolio. There are about 30 fields of information with totals and averages available. AFSI has a detailed bulk purchase manual to guide us in the step-by-step approach in purchasing the portfolio.

         Based on account file information, AFSI can agree on a preliminary price and risk limiting structure subject to an onsite due diligence review. We intend to price the accounts to yield a minimum of 5% after taxes, losses and all expenses for interest and operations. AFSI believes that funding on a portfolio of this quality can be obtained with a debt to equity ratio of at least 4:1. At this ratio a minimum return on equity would be 25%.

         Following acceptance of the preliminary price, key individuals of AFSI would spread the accounts on site and finalize negotiations with the client. This process could be completed in about two weeks.

         After all collateral refunds and cancellations are resolved we will have a deficiency balance portfolio. Not unlike defaulted credit card accounts these accounts present another opportunity, which is with professional persistent collection procedures these accounts can be flipped to create credit card customers enhancing the performance of the portfolio.

Market Place

         With our experience and performance on existing portfolios we will have continuing opportunities for new business. We will remain flexible in our approach to new business (purchase, joint venture or servicing), allowing our prospective clients to consider options that our competitors do not offer.

                                    FINANCIAL
                                   STATEMENTS

                            AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                           (Formerly GRUBSTAKE, INC.)
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS
                                  July 24, 2000
                                December 31, 1999
                                December 31, 1998

                                TABLE OF CONTENTS
                                -----------------


                                                                          PAGE #


         INDEPENDENT AUDITORS REPORT                                         41
         ----------------------------------------------------------------------



         ASSETS                                                              42
         ----------------------------------------------------------------------


         LIABILITIES AND STOCKHOLDERS' EQUITY                                43
         ----------------------------------------------------------------------



         STATEMENT OF OPERATIONS                                             44
         ----------------------------------------------------------------------



         STATEMENT OF STOCKHOLDERS' EQUITY                                   45
         ----------------------------------------------------------------------



         STATEMENT OF CASH FLOWS                                             46
         ----------------------------------------------------------------------



         NOTES TO FINANCIAL STATEMENTS                                    47-51
         ----------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board of Directors                                                 July 27, 2000
AUTOFUND SERVICING, INC.
Las Vegas, Nevada

         I have audited the accompanying Balance Sheets of AUTOFUND SERVICING, INC., (Formerly Sphinx Industries, Inc.), (a Development Stage Company) as of July 24, 2000, December 31, 1999, and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2000 to July 24, 2000, and the two years ended December 31, 1999, and December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AUTOFUND SERVICING, INC., (Formerly Sphinx Industries, Inc.), (Formerly GRUBSTAKE, INC.), (a Development Stage Company), as of July 24, 2000, December 31, 1999, and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2000 to July 24, 2000, and the two years ended December 31, 1999, and December 31, 1998, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the Financial Statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Barry L. Friedman
---------------------------
     Barry L. Friedman
     Certified Public Accountant
     1582 Tulita Drive
     Las Vegas, NV  89123
     (702) 361-8414

                            AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                          (A Development Stage Company)


                                  BALANCE SHEET


                                     ASSETS


                         July                December           December
                         24, 2000            31, 1999           31, 1998
                         --------------      --------------     ----------------


CURRENT ASSETS           $             0     $             0    $              0
                         ---------------     ---------------    ----------------


TOTAL CURRENT ASSETS     $             0     $             0    $              0
                         ---------------     ---------------    ----------------


OTHER ASSETS             $             0     $             0    $              0
                         ---------------     ---------------    ----------------


TOTAL OTHER ASSETS       $             0     $             0    $              0
                         ---------------     ---------------    ----------------


TOTAL ASSETS             $             0     $             0    $              0
                         ---------------     ---------------    ----------------






    The accompanying notes are an integral part of these financial statements



                            AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                          (A Development Stage Company)


                                  BALANCE SHEET


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                           July              December         December
                                           24, 2000          31, 1999         31, 1998
                                           ---------------   --------------   ---------------
                                                                                     <

CURRENT LIABILITIES
     Officers' Advances (Note #8)         $            450  $             0  $              0
                                          ----------------  ---------------  ----------------

TOTAL CURRENT LIABILITIES                 $            450  $             0  $              0
                                          ----------------  ---------------  ----------------

STOCKHOLDERS' EQUITY (Note #4)

     Common stock
     No par value
     Authorized 25,000 shares
     Issued and outstanding at
     December 31, 1998 -
     1,365 shares                                                            $          4,000
     December 31, 1999 -
     1,365 shares                                           $         4,000

     Common stock
     Par value $0.0001
     Authorized 50,000,000 shares
     Issued and outstanding at
     July 24, 2000 -
     2,000,000 shares                     $          2,000

     Additional Paid-In Capital                      2,000                0                 0
     Deficit accumulated during
     the development stage                          -4,450           -4,000            -4,000
                                          ----------------  ---------------  ----------------


TOTAL STOCKHOLDERS' EQUITY                $           -450  $             0  $              0
                                          ----------------  ---------------  ----------------


TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                      $              0  $             0  $              0
                                          ----------------  ---------------  ----------------







    The accompanying notes are an integral part of these financial statements



                            AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS


                                  Jan. 1,           Year             Year              Mar. 7, 1997
                                  2000 to,          Ended            Ended             (Inception)
                                  Jul. 24,          Dec.  31,        Dec.  31,         to Jul. 24,
                                  2000              1999             1998              2000
                                  ---------------   ---------------  ---------------   ------------------

INCOME

     Revenue                      $             0   $             0  $             0   $                0
                                  ---------------   ---------------  ---------------   ------------------


EXPENSES

     General, Selling and
     Administrative               $           450   $             0  $             0   $            4,450
                                  ---------------   ---------------  ---------------   ------------------


     TOTAL EXPENSES               $           450   $             0  $             0   $            4,450
                                  ---------------   ---------------  ---------------   ------------------


NET PROFIT/LOSS (-)               $          -450   $             0  $             0   $           -4,450
                                  ---------------   ---------------  ---------------   ------------------


Net Loss per share -
 Basic and diluted
(Note #2)                         $        -.0002   $           NIL  $           NIL   $           -.0022
                                  ---------------   ---------------  ---------------   ------------------


Weighted average
Number of common
shares outstanding                      2,000,000         2,000,000        2,000,000            2,000,000
                                  ---------------   ---------------  ---------------   ------------------












    The accompanying notes are an integral part of these financial statements



                            AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                          (A Development Stage Company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                             Additional         Accumu-
                                 Common  Stock               paid-in            lated
                           Shares           Amount           Capital            Deficit
                           --------------   ---------------  ----------------   ----------------

Balance,
December 31, 1997                   1,365   $         4,000                 0   $         -4,000

Net loss year ended
December 31, 1998                                                               $              0
                           --------------   ---------------  ----------------   ----------------

Balance,
December 31, 1998                   1,365   $         4,000  $              0   $         -4,000

Net loss year ended
December 31, 1999                                                                              0
                           --------------   ---------------  ----------------   ----------------

Balance,
December 31, 1999                   1,365   $         4,000  $              0   $         -4,000

July 11, 2000
Changed par value
From no par value
to $0.001                                            -3,999            +3,999

July 11, 2000
Forward Stock Split
1,465.2 for 1                   1,998,635            +1,999            -1,999

Net Loss
January 1, 2000 to
July 24, 2000                                                                               -450
                           --------------   ---------------  ----------------   ----------------

Balance,
July 24, 2000                   2,000,000   $         2,000  $          2,000   $         -4,450
                           --------------   ---------------  ----------------   ----------------












    The accompanying notes are an integral part of these financial statements



                            AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                          (A Development Stage Company)


                             STATEMENT OF CASH FLOWS


                                    Jan. 1,           Year             Year              Mar. 7, 1997
                                    2000 to,          Ended            Ended             (Inception)
                                    Jul. 24,          Dec.  31,        Dec.  31,         to Jul. 24,
                                    2000              1999             1998              2000
                                    ---------------   ---------------  ---------------   ------------------

Cash Flows from
Operating Activities

     Net Loss                       $         -450   $             0  $              0   $         -4,450

     Adjustment to
     Reconcile net loss
     to net cash provided
     by operating activities

     Issue common stock
     for services                                0                 0                 0             +4,000

Changes in assets
And liabilities

     Officers' Advances                       +450                 0                 0               +450
                                    --------------   ---------------  ----------------   ----------------

Net cash used in
Operating activities                $            0   $             0  $              0   $              0

Cash Flows from
Investing Activities                             0                 0                 0                  0

Cash Flows from
Financing Activities
     Issuance of Common
     Stock for Cash                              0                 0                 0                  0
                                    --------------   ---------------  ----------------   ----------------

Net Increase (decrease)             $            0   $             0  $              0   $              0

Cash,
Beginning of period                              0                 0                 0                  0
                                    --------------   ---------------  ----------------   ----------------


Cash, End of Period                 $            0   $             0  $              0   $              0
                                    --------------   ---------------  ----------------   ----------------





    The accompanying notes are an integral part of these financial statements

                            AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                          (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
             July 24, 2000, December 31, 1999, and December 31, 1998


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized March 7, 1997, under the laws of the State of Nevada as SPHINX INDUSTRIES, INC. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company. On July 11, 2000, the Company changed its name to AUTOFUND SERVICING, INC.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Method
         -----------------
                  The Company records income and expenses on the accrual method.

         Estimates
         ---------
                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and equivalents
         --------------------
                  The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of July 24, 2000.

         Income Taxes
         ------------
                  Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

                            AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------
             July 24, 2000, December 31, 1999, and December 31, 1998


         NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Reporting on Costs of Start-Up Activities
         -----------------------------------------
                  Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

         Loss Per Share
         --------------
                  Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of July 24, 2000, the Company had no dilutive common stock equivalents such as stock options.

         Year End
         --------
                  The Company has selected December 31st as its fiscal year-end.

         Year 2000 Disclosure
         --------------------
                  The Y2K issue had no effect on this Company.

         Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction
         -----------------------------------------------------------------------

                  The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

                            AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------
             July 24, 2000, December 31, 1999, and December 31, 1998


NOTE #3 - INCOME TAXES

         There is no provision for income taxes for the period ended July 24, 2000, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1999 is as follows:

                 Net operation loss carry forward       $  4,000
                 Valuation allowance                    $  4,000

                 Net deferred tax asset                 $      0


         The federal net operating loss carry forward will expire between 2018 and 2019.

         This carry forward may be limited upon the consummation of a business combination under IRC Section 381.


NOTE #4 - STOCKHOLDERS' EQUITY

         Common Stock
         ------------
         The authorized common stock of the corporation consists of 50,000,000 shares with a par value $0.001 per share.

         Preferred Stock
         ---------------
         AutoFund Servicing, Inc. has no preferred stock.


         On March 20, 1997, the Company issued 1,365 shares of its no par value common stock for services valued at $4,000.00.

         On July 11, 2000, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 25,000 common shares to 50,000,000 common shares, and changed the par value from no par value to $0.001.

         On July 11, 2000, the Company approved a forward stock split on the basis of 1465.20 for 1, thus increasing the common stock from 1,365 shares 2,000,000 shares.

                           AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------
             July 24, 2000, December 31, 1999, and December 31, 1998


NOTE #5 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.


NOTE #6 - WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional shares of common stock.


NOTE #7 - RELATED PARTY TRANSACTIONS

         The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE #8 - OFFICERS ADVANCES

         While the Company is seeking additional capital through a merger with an existing company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

                            AutoFund Servicing, Inc.
                       (Formerly Sphinx Industries, Inc.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------
             July 24, 2000, December 31, 1999, and December 31, 1998


NOTE #9 - SUBSEQUENT EVENTS (UNAUDITED)

         On July 25, 2000, the Company bought 100% of the issued and outstanding shares of AutoFund Servicing, Inc., a Texas corporation, such that AutoFund Servicing, Inc., a Texas corporation shall become a wholly-owned subsidiary of AutoFund Servicing, Inc., a Nevada corporation, for 18,000,000 common shares of AutoFund Servicing, Inc., a Nevada corporation. AutoFund Servicing, Inc., a Texas corporation, is a contract-servicing business which acquires, services, and collects sub-prime and prime automobile paper with deficiency balances, charged-off balances, non-performing and performing contracts. This transaction is valued at $559,058.92, which represents the total assets of AutoFund Servicing, Inc., the Texas corporation, as of May 31, 2000, and does not take into consideration the total liabilities of $203,401.28.

         At a Board of Directors' meeting on July 7, 2000, the Company's intention was to amend the Company's Articles of Incorporation. Among the things the Company wanted to do was to add 1,000,000 preferred stock with a par value of $0.001. In the Certificate of Amendment submitted to the State of Nevada, the provision for the preferred shares was unintentionally omitted. It is the Company's intention to resubmit an additional amendment to its Articles of Incorporation creating the above-referenced preferred stock.

To Whom It May Concern:                                            July 27, 2000

The firm of Barry L. Friedman, P.C., Certified Public Accountant consents to the inclusion of their report of July 27, 2000, on the Financial Statements of AutoFund Servicing, Inc., (Formerly Sphinx Industries, Inc.), (a Development Stage Company), as of July 24, 2000, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly yours,


/s/ Barry L. Friedman
---------------------------
    Barry L. Friedman
    Certified Public Accountant

                            AUTOFUND SERVICING, INC.

                              Financial Statements
                                  July 31, 2000



                                Table of Contents


Financial Statements                                                     Page
                                                                         -----

Independent Auditor's Report ..........................................   54
Balance Sheet .........................................................   55
Statement of Income and Retained Earnings .............................   56
Statement of Cash Flows ...............................................   57
Notes to Financial Statements .........................................   58-60

                               WESLEY F. CROWLEY
                          CERTIFIED PUBLIC ACCOUNTANT
             11202 DISCO DRIVE, SUITE 118*SAM AMTPMOP. TEXAS 78216
                       (210) 495-9777 FAX (210) 499-4217




                          Independent Auditor's Report
                          ----------------------------


To the Board of Directors
Autofund Servicing, Inc.
3201 Cherry Ridge, Suite 314
San Antonio, Texas 78230

I have audited the accompanying balance sheet of Autofund Servicing, Inc. (a Texas Corporation) as of July 31, 2000 and the related statement of income and retained earnings and statement of cash flows for the seven month period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Autofund Servicing, Inc. as of July 31, 2000, and the results of its operations and its cash flows for the seven month period then ended, in conformity with generally accepted accounting principles.




/s/ Wesley F. Crowley
--------------------------
    Wesley F. Crowley, CPA




September 16, 2000



                            AUTOFUND SERVICING, INC.

                                  Balance Sheet
                                  July 31, 2000


                                     Assets

Current Assets
         Cash                                                      $   37,057
         Accounts receivable                                          250,554
                                                                   ----------

                  Total Current Assets                                                      $   287,611

Property and Equipment
         Building Improvements                                         23,897
         Furniture & fixtures                                         171,902
         Equipment                                                     49,618
         Software                                                      23,404
         Less:    Accumulated Depreciation                            (46,250)
                                                                   -----------

                  Net Property and Equipment                                                    222,571
                                                                                            -----------

                           Total Assets                                                     $   510,182
                                                                                            -----------

                      Liabilities and Stockholder's Equity

Current Liabilities
         Accounts payable                                          $  115,458
         Accrued liabilities                                           73,798
         Income taxes payable                                          33,250
                                                                   ----------

                  Total Current Liabilities                                                 $   222,506

Long Term Liabilities
         Accounts payable-shareholder                                  24,832
                                                                   ----------

                  Total Long Term Liabilities                                                    24,832

Deferred Credit
         Deferred Federal income taxes                                 38,001
                                                                   ----------

                  Total Deferred Credit                                                          38,001

Stockholder's Equity
         Common stock-1, 000,000 authorized,
                  750,000 shares issued and
                  outstanding; on par value                            10,000
         Retained earnings                                            214,843
                                                                   ----------

                           Total Stockholder's Equity                                           224,843
                                                                                            -----------

                                    Total Liabilities and
                                            Stockholder's Equity                            $   510,182
                                                                                            -----------


                                       55


                            AUTOFUND SERVICING, INC.

                    Statement of Income and Retained Earnings
                     Seven Month Period Ended July 31, 2000

Income
<

         Servicing income                                                                   $ 1,405,800

Direct Costs

         Salaries & wages                                          $   567,369
         Temporary staff                                               114,428
         Payroll taxes                                                  31,116
         Telephone                                                      55,231                  768,144
                                                                   -----------              -----------

                  Gross Profit                                                                  637,656


Operating Expenses

         Officer & office salaries                           119,458
         Rent                                                 57,166
         Insurance                                            34,504
         Professional fees                                    78,170
         Depreciation                                         20,413
         Computer expenses                                    13,976
         Office                                               12,081
         Repairs                                               3,471
         Travel                                               13,163
         State franchise taxes                                 3,471
         Payroll taxes                                         8,225
         Equipment lease                                       3,234
         Dues & subscriptions                                  2,728
         Contract labor                                        7,106
         Fees & permits                                        8,389
         Employee training                                       744
         Conferences                                           2,329
         Advertising                                           2,483



         Auto expense                                                    2,096
         Licenses and taxes                                             14,983
         Entertainment                                                   3,636                  412,013
                                                                   -----------              -----------

                  Operating Income                                                              225,643

Income Tax Expense
         Current                                                        33,250
         Deferred                                                       38,001                   71,251
                                                                   -----------              -----------

                  Net Income                                                                    154,392

Retained Earnings - December 31, 1999                                                            60,451
                                                                                            -----------

Retained Earnings - July 31, 2000                                                           $   214,843
                                                                                            -----------




                            AUTOFUND SERVICING, INC.

                             Statement of Cash Flows
                 For the Seven Month Period Ended July 31, 2000


Cash Flows from operating Activities:

         Net Income                                                    $        154,392
         Adjustments to reconcile net income to net
                  Cash provided (used) by operating activities
         Deferred income taxes                                                   38,001
         Depreciation                                                            20,413
         Change in operating assets and liabilities:
                  Accounts receivable                                          (249,308)
                  Accounts payable                                               74,052
                  Federal income taxes payable                                   33,250
                  Accrued liabilities                                            42,912
                                                                       ----------------

                           Net Cash Provided (Used) by
                                Operating Activities                            113,712

Cash Flows from Financing Activities:

         Equipment purchases                                                    (63,197)
                                                                       ----------------

                  Net Cash Provided (Used) by
                       Investing Activities                                     (63,197)

Cash Flows from Financing Activities:

         Payment on long term payable                                           (34,000)
                                                                       ----------------

                  Net Cash Provide (Used) for
                       Financing Activities                                     (34,000)
                                                                       ----------------

Net Increase in Cash                                                             16,515

Cash - December 31, 1999                                                         20,542
                                                                       ----------------

Cash - July 31, 2000                                                   $         37,057
                                                                       ----------------

Supplemental Disclosures of Cash Flow Information:
         Interest paid                                                 $            -0-
                                                                       ----------------

         Federal income taxes paid                                     $         15,000
                                                                       ----------------

                            AUTOFUND SERVICING, INC.

                          Notes to Financial Statements
                                  July 31, 2000

        NOTE A- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
        ----------------------------------------------------------------

Nature of Business: The company services deficient portfolios for leaders nationwide. These portfolios are a combination of written off accounts, bankruptcy accounts and other accounts placed for collection. The company currently provides these services on a fee basis. Future plans include a direct acquisition of these portfolios purchased at a discount.

Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: The balance in accounts receivable is considered by management to be collectible in full. Uncollectible accounts are charged to operations when management deems them to be bad debts.

Property and Equipment: Property and equipment is started at cost. Depreciation is expensed using straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives are building-30 to 40 years; equipment and tools-5 to 7 years; software-5 years; furniture and fixtures-5 to 7 years.

Federal Income Taxes: These statements have been prepared on the accrual, basis. For Federal income tax purposes, the Company reports income on the cash method. Deferred income taxes are provided for differences in timing in reporting certain income and expenses for financial statement and tax purposes.

                           NOTE B - FEDERAL INCOME TAX

The company complies with Statement of Financial Accounting Standards No. 109 (FAS 109) Accounting for Income Taxes. A FA 109 recognizes deferred taxes on the liability method using currently enacted tax rates scheduled to be in effect when the temporary differences reverse. No charge or credit to income was recognized by the Company as a result of its compliance with FAS 109.

Depreciation expense for financial statements is $20,413. For Federal income tax purposes depreciation expense is $32,998.

                            AUTOFUND SERVICING, INC.

                          Notes to Financial Statements
                                  July 31, 2000


For the period ended July 31, 2000, entertainment expenses in the amount of $3,363 was not deductible for Federal tax purposes. This is a permanent timing difference and does not require an adjustment for deferred income tax.

                      NOTE C - CONCENTRATION OF CREDIT RISK

The company complies with statement of Financial Accounting Standards #105. This statement requires disclosure of information regarding financial instruments with off balance sheet risk and financial statements with concentration of credit risk. Autofund Servicing, Inc. trade territory covers substantially the entire Untied States. The corporation grants credit to customers whose businesses are located in that area.

                   NOTE D - FAIR VALUE OF FINANCIAL STATEMENTS

The following methods and assumptions were used to estimate the fair value of financial instruments:

         Cash - The carrying account reported in the balance sheet approximates its fair value.

         Accounts Receivable and Accounts Payable - The carrying account reported in the balance sheet approximates its fair value.

                              NOTE E - COMMITMENTS

The Company has a lease agreement in place covering office facilities. This agreement expires September 30, 2005. However, the agreement contains two renewal options every three years, each with a term of three years. The following is a schedule of future rent commitments for the next five years:

              Year Ended July 31,
                    2001                  $   226,376
                    2002                      240,597
                    2003                      240,597
                    2004                      240,597
                    2005                      240,597
                                          -----------
                                          $ 1,188,764

                            AUTOFUND SERVICING, INC.

                          Notes to Financial Statements
                                  July 31, 2000

                        NOTE F - RISKS AND UNCERTAINTIES

The company's future operating results may be affected by a number of factors. Currently, the company is servicing a portfolio for a major banking customer under an agreement, which is modified from time to time. The most recent amendment increased the company's fee structure from 29% f collections to 45% of collections. The customer also reimburses the company for out of pocket expenses. Company management is continually seeking additional business either in the form of a fee based collection service or in a circumstance whereby the company will purchase a portfolio at a substantially discount and will then own any proceeds collected on those accounts. At the balance sheet date, management was in negotiation with several potential customers to provide service or structure a direct purchase of accounts.

                       NOTE G - RLATED PARTY TRANSACTIONS

The sole shareholder has advanced funds to the company. Payments are made periodically when cash flow allows. Because actual repayments are uncertain, management has categorized this balance as a long-term liability.

On July 25, 2000 the sole shareholder of the company entered into an agreement with Autofund Servicing, Inc., a Nevada Corporation, to exchange 100% of the issued and outstanding shares of Autofund Servicing, Inc., a Texas Corporation, for 18 million shares (90% of the outstanding shares) of the Nevada Corporation. Accordingly, Autofund Servicing, Inc., a Texas Corporation, will become a wholly owned subsidiary of Autofund Servicing, Inc., a Nevada Corporation.

                           NOTE H - SUBSEQUENT EVENTS

As part of the company's continuing efforts to expand business operations, management has entered into discussions with several investors and lending institutions to provide capital or lines of credit to purchase portfolios and cover operating expenses during the transition period from the time portfolios are acquired for servicing until such time as operations have sufficient cash flow. This cycle normally requires approximately 90 days to mature.

As of the date of this report, management has signed a servicing agreement with a new lender. The new portfolio has 15,500 customers with a total value of $86,000,000. The service rate if 50% of collections. According to the terms of the contract the company will absorb all collection expenses. The company will have the option to purchase this portfolio in 90 days for $1,395,000 or $.016 on the dollar, which ever is less.

Legal Matters

The validity of the securities will be passed upon for the Corporation by this Orsini & Rose Law Firm, P.A. St. Petersburg, Florida. The Orsini & Rose Law Firm will rely upon other counsel in all matters involving Texas law.

Experts

All financial  statements included in this prospectus have been audited by Barry
L. Friedman, CPA and Wesley F. Crowley, CPA. The Corporation has relied on the reports and audits of both of these independent accountants, given on their authority as experts in accounting and auditing, and being in accordance with generally accepted accounting principles.